SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

ICOSAVAX, INC.

(Name of Subject Company (Issuer))

ISOCHRONE MERGER SUB INC.

a wholly owned subsidiary of

ASTRAZENECA FINANCE AND HOLDINGS INC.

a wholly owned subsidiary of

ASTRAZENECA PLC

(Names of Filing Persons — Offerors)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

45114M 109

(CUSIP Number of Class of Securities (Underlying Common Stock))

Adrian Kemp
AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA

England
Telephone: +44 20 3749 5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Sebastian L. Fain, Esq.

Freshfields Bruckhaus Deringer US LLP
601 Lexington Avenue, 31st Floor
New York, NY 10022-4611

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on December 27, 2023 and amended on January 11, 2024 and January 19, 2024 (together with any amendments and supplements hereto, the “Schedule TO”) by AstraZeneca PLC, a public limited company incorporated in England and Wales (“AstraZeneca”), AstraZeneca Finance and Holdings Inc., a Delaware corporation and wholly owned subsidiary of AstraZeneca (“Parent”), and Isochrone Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”). The Schedule TO relates to the tender offer by Merger Sub to purchase all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Icosavax, Inc., a Delaware corporation (the “Company”), for (i) $15.00 per Share in cash, subject to applicable withholding taxes and without interest (the “Closing Amount”), plus (ii) one non-transferable contingent value right (each, a “CVR”) per Share representing the right to receive a contingent payment of up to $5.00 in cash, subject to applicable withholding taxes and without interest, upon the achievement of specified milestones on or prior to the applicable outside date pursuant to the terms and subject to the other conditions set forth in the Contingent Value Rights Agreement (the Closing Amount plus one CVR, collectively, or any greater amount per Share that may be paid pursuant to the Offer (as defined below), the “Offer Price”), in each case, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, and which, together, as they may be amended, supplemented or otherwise modified from time to time, collectively constitute the “Offer”.

All information regarding the Offer as set forth in the Schedule TO, including all exhibits thereto that were previously filed with the Schedule TO, is hereby expressly incorporated by reference into this Amendment, except that such information is hereby amended and supplemented to the extent specifically provided for herein. Capitalized terms used but not defined in this Amendment have the meanings ascribed to them in the Schedule TO.

Unless stated otherwise, the new text in the supplemental information is bolded and underlined and any deleted text is bolded and denoted with a strikethrough to highlight the supplemental information being disclosed.

Explanatory Note:

The supplemental information provided in Section 10 of the Offer to Purchase below should be read in conjunction with the Schedule TO in its entirety. AstraZeneca believes that no such supplemental disclosure is required under applicable laws and that the Schedule TO disclosed all material information required to be disclosed therein. However, to avoid the risk that lawsuits may delay or otherwise adversely affect the Offer and to minimize the expense of defending such actions, without admitting any liability or wrongdoing, AstraZeneca wishes to voluntarily make certain supplemental disclosures related to the Offer, all of which are set forth in (a) below with respect to the information in Section 10 of the Offer to Purchase and should be read in conjunction with the Schedule TO. Nothing in such supplemental disclosures shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the disclosures set forth in (a) below with respect to the information in Section 10 of the Offer to Purchase. If additional, similar complaints are filed, absent new or different allegations that are material, AstraZeneca will not necessarily announce such filings.

Items 1 through 9 and Item 11.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

(a)	The information set forth in the existing seventeenth paragraph of Section 10 — “Background of the Offer; Past Contacts or Negotiations with the Company — Background of the Offer and the Merger” of the Offer to Purchase is amended and supplemented as follows:

On November 14, 2023, the Company and AstraZeneca UK executed a first amendment to the Transaction NDA, which included a standstill obligation of AstraZeneca UK and its affiliates for the benefit of the Company that expired upon the execution of the Merger Agreement. Following execution of such amendment, the Company granted AstraZeneca access to comprehensive due diligence materials in the Company’s data room, and over the course of the following weeks, management and advisors of each of the Company and AstraZeneca discussed and exchanged additional due diligence information. The Company also organized a number of due diligence calls among the parties and their advisors to discuss numerous diligence matters.

(b)	The information set forth in Section 16 — “Certain Legal Matters; Regulatory Approvals — Certain Litigation” of the Offer to Purchase is amended and supplemented by deleting it in its entirety and replacing it with the following paragraphs:

“Between January 2 and February 9, 2024, four complaints were filed against the Company and its directors by putative stockholders of the Company: two were filed in the United States District Court for the Southern District of New York, Brent Peterson v. Icosavax, Inc., Case No. 1:24-cv-00017 and Steve Weiss v. Icosavax, Inc., Case No. 1:24-cv-00160, one complaint was filed in the United States District Court District of Delaware, Anthony Malone v. Icosavax, Inc., Case 1:24-cv-00026-UNA, and one complaint was filed in the Superior Court of the State of Washington in and for King County, Margie Elstein v. Icosavax, Inc., Case No. 24-2-00535-8. The complaints name as defendants the Company and each member of the Company Board and the Elstein complaint also names as defendants AstraZeneca Finance and Holdings Inc. and Isochrone Merger Sub Inc. and is accompanied by a motion for an injunction. The complaints all generally allege that the Company’s Schedule 14D-9 filed December 27, 2023, was materially misleading and omits material facts. The Peterson, Weiss and Malone complaints bring claims under the Exchange Act, asserting that (a) all defendants violated Section 14(e) of the Exchange Act, (b) all defendants violated Section 14(d) of the Exchange Act and (c) each member of the Company Board violated Section 20(a) of the Exchange Act. The Elstein complaint brings claims under Washington law, asserting that (a) AstraZeneca Finance and Holdings Inc. and Isochrone Merger Sub Inc. violated Section 010 of The Securities Act of Washington, (b) all defendants violated Washington state negligent misrepresentation and concealment law and (c) all defendants violated Washington state negligence law. The complaints seek, among other things, to enjoin transactions contemplated by the Merger Agreement, rescissory damages or rescission in the event that the transactions contemplated by the Merger Agreement are consummated, direct the filing of a new or amended Schedule 14D-9, and/or obtain an award of damages and attorneys’ fees and/or costs. AstraZeneca, Parent, Merger Sub and the Company believe the claims asserted in the complaints are without merit.

In addition, as of this filing, the Company had received 14 demand letters from purported stockholders of the Company, which generally seek that certain allegedly omitted information in the Schedule 14D-9 be disclosed.

Additional complaints may be filed against the Company, the Company Board, Parent and/or AstraZeneca in connection with the transactions contemplated by the Merger Agreement, the Schedule TO and the Schedule 14D-9. If such additional complaints are filed, absent new or different allegations that are material, Parent and AstraZeneca will not necessarily announce such additional complaints.”

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 14, 2024

ASTRAZENECA PLC

	By:	/s/ Adrian Kemp
		Name:	Adrian Kemp
		Title:	Company Secretary

ASTRAZENECA FINANCE AND HOLDINGS INC.

	By:	/s/ David E. White
		Name:	David E. White
		Title:	President & Treasurer

ISOCHRONE MERGER SUB INC.

	By:	/s/ David E. White
		Name:	David E. White
		Title:	President & Treasurer